LECROY CORPORATION
700 Chestnut Ridge Road
Chestnut Ridge, New York 10977

March 12, 2007

Perry J. Hindin
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Hindin:

Re:	LeCroy Corporation
	Registration Statement on Form S-3	ACCELERATION
	Registration No. 333-139708	REQUEST

Dear Mr. Hindin:

The undersigned, LeCroy Corporation, hereby requests that its registration statement on Form S-3, Registration No. 333-139708, be declared effective at noon, Eastern Standard Time, March 15, 2007, or as soon thereafter as is practicable.

The undersigned acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LECROY CORPORATION

By:  /s/ Thomas H. Reslewic
_________________________
Thomas H. Reslewic
President and Chief Executive Officer